ATS Medical, Inc. Letterhead
October 20, 2009
VIA EDGAR SUBMISSION
Mr. Brian Cascio, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, NE
Washington DC, 20549

Re:	ATS Medical, Inc. Form 10–K for Fiscal Year Ended December 31, 2008 Form 8–K Filed on September 14, 2007 File No. 000–18602
Dear Mr. Cascio:
Under cover of this letter, Dorsey & Whitney LLP, counsel to ATS Medical, Inc. (the “Company”), is transmitting a letter responding to the comments received by the Company from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated August 26, 2009 (the “Comment Letter”). As requested in the Comment Letter, the Company hereby acknowledges the following statements:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments, and changes made to the Company’s disclosure in its filings in response to staff comments, do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the above, please contact the undersigned at (763) 557-2222.

Very truly yours,
/s/ Michael R. Kramer
Michael R. Kramer
Chief Financial Officer

Dorsey & Whitney LLP Letterhead
October 20, 2009
Mr. Brian Cascio, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, NE
Washington DC, 20549

Re:	ATS Medical, Inc. Form 10–K for Fiscal Year Ended December 31, 2008 Form 8–K Filed on September 14, 2007 File No. 000–18602
Dear Mr. Cascio:
On behalf of ATS Medical, Inc. (the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated August 26, 2009 (the “Comment Letter”). For ease of reference in this letter, the comments contained in the Comment Letter appear directly above each Company response.
Form 10–K for Fiscal Year Ended December 31, 2008
Item 11. Executive Compensation, page 39
Overview of Compensation and Our Process, page 11
1. Staff Comment: “We note that the Personnel and Compensation Committee uses “comparable company compensation data” in its analysis of compensation for named executive officers. Additionally, we note from your disclosure on page 12 that base salary is determined, in part, through the use of market data. In future filings, please expand your disclosure to identify the “third party compensation database” that you discuss on the bottom of page 11 and clarify how the database is ultimately used by the Committee. Please also disclose all database components, including identifying those component companies from which your comparisons are derived.”
Company Response: As requested, in future filings, the Company will provide additional disclosure regarding any third party compensation database it uses, including how it is used and the component companies included in the database.

Securities and Exchange Commission
October 20, 2009

Base Salary, page 11
2. Staff Comment: “Your disclosure indicates that individual performance is a significant factor in the determination of named executive officers’ base salary. In future filings, please provide additional disclosure and analysis as to how individual performance contributes to actual compensation for the named executive officers. For example, disclose what elements of individual performance, both quantitative and qualitative, that the Committee considered. Also disclose any specific contributions that the Committee used in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S–K. Your revised disclosure should also address under what circumstances “merit–based salary increases based on. . .individual performance” are granted, as mentioned on the bottom of page 12.”
Company Response: As requested, in future filings, the Company will provide additional disclosure and analysis regarding how the Committee uses individual performance in determining the base salaries of its executives. In addition, the Company will revise its disclosure regarding the granting of merit-based salary increases to explain the circumstances under which such increases are granted.
Performance–Based Cash Incentive Program, page 13
3. Staff Comment: “Regarding your disclosure that 40% of your named executive officers’ annual cash incentive awards are based upon “individual SMART goals as determined by the Committee,” please expand your disclosure in future filings to more specifically discuss the effect of such individual goals on actual bonus compensation for each named executive officer. See Regulation S–K Item 402(b)(2)(vii).”
Company Response: As requested, in future filings, the Company will provide additional disclosure regarding the effect that individual SMART goals have on the bonus compensation awarded to the Company’s named executive officers.
4. Staff Comment: “We note that you have not provided a quantitative discussion of the corporate financial objectives to be achieved in order for your named executive officers to earn their “MIP” annual cash incentive awards. Please discuss the specific performance objectives established for the current year and disclose how your incentive awards are specifically structured around such performance goals. Refer to Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation S–K. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S–K, please provide a detailed explanation supporting your conclusion. If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 118.04 of the Regulation S–K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs–kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.”

Securities and Exchange Commission
October 20, 2009

Company Response: The Company believes that it did provide a quantitative discussion regarding the corporate financial objective that had to be achieved in order for the Company’s named executive officers to earn MIP annual cash incentive awards for 2008. On pages 13 and 14 of the Company’s Schedule 14A filed on April 2, 2009 (the “Proxy Statement”), the Company disclosed that (i) 60% of a named executive officer’s target MIP award was based on the Company’s achievement of corporate financial objectives relating to operating loss levels, (ii) that the operating loss target for fiscal 2008 was set at $9,000,000, (iii) that no awards would be payable pursuant to the MIP if the operating loss target was not achieved at least at the 85% level, (iv) that no award for the financial objective portion of the MIP would be payable if the operating loss target was not achieved at least at the 90% level, (v) that achievement of the operating loss target at levels ranging from 90% to 109% would result in payment of MIP awards ranging from 9% to 182% of the target award for the financial objective portion of the MIP, and (vi) that for fiscal 2008, the operating loss was 104.6% of the target award level which resulted in a 140% payout of the corporate financial objective portion of each named executive officer’s MIP annual cash incentive award. Notwithstanding the foregoing, in future filings, the Company will endeavor to improve its quantitative discussion regarding the corporate financial objective that must be achieved in order for the Company’s named executive officers to earn their MIP awards.
Long–Term Equity Incentive Compensation, page 14
5. Staff Comment: “We note minimal discussion and analysis of how you determined specific stock option awards for each named executive officer. In future filings, we would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Regulation S–K Item 402. If instead awards are made on a subjective basis, as your disclosure that “the Committee may establish any conditions or restrictions it deems appropriate” suggests, please say so clearly. In your response and in future filings, please also clarify the reasons for differences in the relative size of the grants among the officers.”
Company Response: As requested, in future filings, the Company will provide more discussion and analysis regarding how the Committee determines the levels of equity awards made to its named executive officers, including, if appropriate, clear disclosure if any such determinations are made on a subjective basis.
As requested, in future filings, the Company will also include disclosure regarding the reasons for the differences in relative size of the awards made to its named executive officers. The differences in the relative size these awards is primarily attributable to two factors. First, the size of each award reflects the level of responsibility and management obligations that are associated with the position of the officer. Thus, the equity awards made to the Company’s Chief Executive Officer in 2008 were substantially larger than the awards made to the other named executive officers. Second, because the equity ownership targets established by the Board of Directors for the Company’s Chief Executive Officer are higher than such targets for the Company’s other named executive officers, the equity awards for the Chief Executive Officer tend to be larger than the awards for the other named executive officers.

Securities and Exchange Commission
October 20, 2009

Management’s Discussion and Analysis
Critical Accounting Policies and Estimates, page 26
Note 1. Indefinite Lived Intangible Assets, page F–8
6. Staff Comment: “In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and disclose the following in future filings:
•	How you perform the two–step impairment test discussed in FASB Accounting Standards Codification 350–20–35, including the reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analysis;

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);

•	A quantitative and qualitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.”
Company Response: As specified in the FASB Accounting Standards Codification (ASC) 350-20-35-4, Step 1 of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount including goodwill. The Company has determined that it operates in only one business segment—developing, manufacturing, and marketing cardiac surgical medical devices. The Company’s products are all used by one customer, the cardiac surgeon. The Company does not organize or evaluate its product lines as separate business units. The Company uses one sales force to sell all of its products in a particular geography. Discrete financial information on its product lines is generally limited to revenues by product and geography, which the Company’s chief decision maker, the CEO, uses in assessing results and making resource allocation decisions. The Company does not prepare or distribute product line or geographic P&L’s and there are no components below the Company’s one operating segment.

Securities and Exchange Commission
October 20, 2009

As a result, the Step 1 goodwill impairment test is performed on the entire ATS business taken as a whole.
In performing its annual impairment test, the Company uses a market capitalization approach based on the closing price of the Company’s common stock on the date of measurement. This market capitalization value is compared to the net book value of the Company (i.e. total assets, including goodwill, minus total liabilities). If the total market capitalization exceeds the net book value of the Company, no indication of goodwill impairment exists. This was the case both at June 28, 2008 (the date of the Company’s normal annual impairment testing) and December 31, 2008. Provided the Step 1 impairment test indicates no goodwill impairment, the Step 2 goodwill impairment test specified in ASC 350-20-35-14 (i.e. comparison of the implied fair value of reporting unit goodwill with the carrying amount of that goodwill) is not required.
As requested, in future filings, the Company will disclose the methodology used in performing the goodwill impairment test as described above. In addition, in the event that it changes the assumptions and methodologies used from prior years, the Company will disclose such changes and the impact. In the current year, the Company made no changes from the prior year.
7. Staff Comment: “Please tell us the nature of and amount of any indefinite lived intangible assets other than goodwill. Tell us where these are included in the balance sheets and in Note 6 to the financial statements.”
Company Response: At December 31, 2008 and 2007, there were no indefinite-lived intangible assets other than goodwill. The Company began amortization of its indefinite-lived carbon technology license with CarboMedics, Inc. effective January 1, 2007 and tendered the CryoCath agency and distribution agreements in connection with its June 2007 acquisition of the cryoablation surgical device business of CryoCath Technologies, Inc. (“CryoCath”) as discussed in Note 6 on page F-17 of its Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) under the headings “Change in Status of Indefinite-lived Intangible Asset” and “Agency & Distribution Agreements Tendered in Acquisition”.
8. Staff Comment: “Please tell us and disclose in future filings how you assess the recoverability of other intangible assets as required by FASB Accounting Standards Codification 360–10–35. This should be separately discussed from the assessment that you perform for goodwill.”
Company Response: The Company acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly, if necessary. The Company assesses intangible asset impairment in accordance with ASC 360-10-35-29. If a triggering event occurs, the Company assesses the recoverability of other intangible assets (non-goodwill) by reference to future gross profit cash flows from the underlying products using the capitalized technology and trademarks. At December 31, 2008, no impairment was indicated.

Securities and Exchange Commission
October 20, 2009

Item 13. Certain Relationships and Related Transactions, page 40
Related Persons Transactions, page 7
9. Staff Comment: “We note your written code of conduct applies to your executive officers, including your named executive officers. However, it does not appear to cover your directors. Please tell us how you intend to satisfy in future filings your requirements under Item 404(a) of Regulation S–K. Include in your discussion what standards are to be applied pursuant to Item 404(a)(ii) of Regulation S–K.”
Company Response: In responding to this comment, the Company has assumed that the reference to Item 404(a) of Regulation S-K in this comment was intended to refer to Item 404(b)(1) of that regulation, and that the reference to Item 404(a)(ii) was intended to refer to Item 404(b)(1)(ii). Item 404(b)(1) of Regulation S-K requires the Company to describe its policies and procedures for the review, approval or ratification of transactions with related persons. In the past, the Company has responded to this requirement by reference to the conflict of interest provisions in the Company’s Code of Conduct and in the charter of its Audit, Finance and Investment Committee (the “Audit Committee”), and by describing the procedures followed by the Audit Committee in reviewing transactions with related parties. To satisfy the Company’s obligations under Item 404(b)(1) of Regulation S–K in future filings, the Audit Committee intends to adopt a formal policy regarding the procedures and standards that govern its review and approval of all related party transactions, including transactions with the Company’s directors. In future filings, as required under Item 404(b)(1) of Regulation S–K, the Company will describe this policy, and the procedures and standards that it prescribes, with respect to the Audit Committee’s review and approval or ratification of related party transactions.
10. Staff Comment: “We note your disclosure on page 7 of your private placement to affiliates of two of your directors, Mr. Nohra and Mr. Sutter, but it does not appear you have disclosed any current agreements with these investors. For example, please tell us why you have not discussed any registration rights agreement or agreements to appoint these individuals to the board of directors.”
Company Response:
The short answer to the question posed in this comment is that the Company does not believe that it has any ongoing material obligations under the agreements entered into in connection with these two private placements and so has not described any of those agreements in the referenced sections of the Proxy Statement and the Form 10-K. The facts underlying the Company’s conclusion are described in more detail below.

Securities and Exchange Commission
October 20, 2009

In connection with the Company’s $16,415,000 private placement financing with Alta Partners VIII, L.P. (“Alta”) in June 2007, the Company and Alta executed (i) a common stock and warrant purchase agreement (the “Alta Purchase Agreement”), pursuant to which Alta was given the right to appoint one person to the Company’s Board of Directors effective as of the closing of such financing, and (ii) a registration rights agreement (the “Alta Registration Rights Agreement”), pursuant to which the Company was required to file with the Commission, on or prior to the 30th calendar day following the closing of such financing, a registration statement covering the resale of the shares of the Company’s common stock purchased under the Alta Purchase Agreement for an offering to be made on a continuous basis pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Upon the closing of the Alta transaction, Mr. Guy Nohra was appointed to the Company’s Board of Directors and, promptly after the closing, the Company filed the registration statement with the Commission. Both the Alta Purchase Agreement and the Alta Registration Rights Agreement were described in filings made by the Company at the time of the Alta transaction and are filed as exhibits to the Company’s periodic reports. The Company does not have any continuing obligation to appoint or seek the re-election of Mr. Nohra to its Board of Directors, nor does Alta have any right to continue nominating Mr. Nohra to the Company’s Board of Directors. Under the Alta Purchase Agreement, Alta does have certain customary information access, expense reimbursement, indemnification and non-voting Board observation rights. The Company does not have any continuing obligations under the Alta Registration Rights Agreement other than to maintain the registration statement already filed with the Commission.
The terms and documentation for the Company’s December 2008, $20,000,000 private placement financing with Essex Woodlands Health Ventures (“Essex”) were modeled on the Alta private placement. Accordingly, the Company and Essex executed (i) a common stock and warrant purchase agreement (the “Essex Purchase Agreement”), pursuant to which Essex was given the right to appoint one person to the Company’s Board of Directors effective as of the closing of such financing, and (ii) a registration rights agreement (the “Essex Registration Rights Agreement”), pursuant to which the Company was required to file with the SEC, on or prior to the 30th calendar day following the closing of such financing, a registration statement covering the resale of the shares of the Company’s common stock purchased under the Essex Purchase Agreement for an offering to be made on a continuous basis pursuant to Rule 415 promulgated by the SEC pursuant to the Securities Act. Upon the closing of the Essex transaction, Mr. Martin Sutter was appointed to the Company’s Board of Directors and, promptly after the closing, the Company filed the registration statement with the Commission. Both the Essex Purchase Agreement and the Essex Registration Rights Agreement were described in filings made by the Company at the time of the Essex transaction and are filed as exhibits to the Company’s periodic reports. The Company does not have any continuing obligation to appoint or seek the re-election of Mr. Sutter to its Board of Directors, nor does Essex have any right to continue re–nominating Mr. Sutter to the Company’s Board of Directors. Under the Essex Purchase Agreement, Essex does have certain customary information access, expense reimbursement, indemnification and non-voting Board observation rights. The Company does not have any continuing obligations under the Essex Registration Rights Agreement other than to maintain the registration statement already filed with the SEC.
Notwithstanding the foregoing, in response to this comment, in future filings, the Company will provide brief descriptions of the Alta and Essex Purchase Agreements and the Alta and Essex Registration Rights Agreements in the above-referenced sections of the Proxy Statement and Form 10-K.

Securities and Exchange Commission
October 20, 2009

11. Staff Comment: “We note your disclosure on page 8 regarding your credit agreement with one of your directors, Mr. Skokos. In future filings, please clearly quantify the amounts paid to Mr. Skokos under this arrangement. For example, while you state you have no amounts currently outstanding under the credit facility, have you made any payments under the annual commitment fee requirement or any interest payments on prior advances? See Item 404(a)(4) and (5) of Regulation S–K. Also, please tell us whether you have provided the disclosure requested by Item 404(b)(2) of Regulation S–K with regards to this transaction.”
Company Response: In connection with the Company’s execution of the subordinated credit agreement with Mr. Skokos (the “Credit Agreement”), the Company issued to Mr. Skokos a warrant to purchase 245,098 shares of its common stock at $2.04 per share until June 29, 2015 that Mr. Skokos exercised in full in July 2008. This warrant represented the only compensation paid to Mr. Skokos by the Company in 2008 in connection with the Credit Agreement. To date, there have been no advances made under the Credit Agreement. Under the Credit Agreement, the Company is obligated to pay to Mr. Skokos an annual commitment fee equal to 1% of the average unused amount of the credit facility. This commitment fee in the amount of $50,000 was paid to Mr. Skokos for the first time in July 2009. In future filings, the Company will quantify and disclose this and any other amounts paid to Mr. Skokos under the Credit Agreement. Finally, the Company is aware of its disclosure obligations under Item 404(b)(2) and did comply with those requirements in connection with this transaction.
Financial Statements
Note 2. Acquisitions, page F–10
12. Staff Comment: “Please tell us how the purchase price disclosed at the top of page F–11 agrees with the purchase price disclosed in the first paragraph of Note 2 and page F–10.”
Company Response: The following is a reconciliation to the purchase price disclosed on page F–11 using amounts from the first paragraph of Note 2 on page F–10 ($ in 000s):

Cash paid at closing	$22,000
Manufacturing transition payments	2,000
Post–closing refund of purchase price for inventory not received	(926)

Sub–total (ties to cash paid on page F-11)	23,074

$2.0 million payment due 24 months after after closing, discounted to present value	1,663
License payments made under prior Agency and Distribution Agreements	1,765
Acquisition–related costs	1,791

Total purchase price disclosed on page F-11	$28,293

Securities and Exchange Commission
October 20, 2009

13. Staff Comment: “Please tell us and disclose in future filings how you determined the estimated useful lives disclosed on pages F–11 and F–13.”
Company Response: The Company acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly, if necessary. The Company engaged an independent outside appraisal firm to assist it in identifying, valuing and assessing useful lives for the amortizable definite-lived intangible assets acquired in the CryoCath and 3F Therapeutics, Inc. (“3F”) acquisitions. The Company used various cash flow methodologies to determine the value of the individual intangible assets. The assumptions as to the level of cash flows generated and the commercial life over which cash flows occur were based on the Company’s expectations of the commercial viability and expected usage of the underlying technology or asset, the competitive environment in the market and the lives of similar assets or technologies. Estimated useful lives for the definite-lived intangible assets acquired in both transactions were determined to be the point at which the majority of the discounted cash flows were achieved.
14. Staff Comment: “We see that a significant portion of the purchase price of the CryoCath and 3F Therapeutics acquisitions was allocated to in–process technology. Please tell us and revise future filings to disclose the state of completion at acquisition and the extent of effort necessary to complete the in–process project(s). Disclose whether the technology was brought to fruition, and if not, disclose why. Please discuss the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.”
Company Response: The Company acknowledges the Staff’s comment and will revise the disclosure in future filings accordingly, if necessary. The $3.5 million of in-process research & development (“IPR&D”) recognized with the acquisition of the cryoablation surgical device business of CryoCath related to SurgiFrost XL, a product line in development to enable less invasive stand alone or sole therapy solutions to treat atrial fibrillation. Prior to the acquisition by the Company, initial bench and preclinical testing had been completed to prove technological feasibility. At the acquisition date in June 2007, initial human feasibility studies were underway in the United States with several key customers to evaluate the SurgiFrost XL product. Subsequent to these studies, patients had additional follow-up and testing, with results the Company judged to be sub-optimal. Subsequent to the initial clinical testing we performed additional bench testing and pre-clinical studies during the first half of 2008 to further evaluate the product and its underlying technology and determine the viability of the product. After several tests were completed the development team reviewed all of the clinical data and ultimately determined it should discontinue further development of the SurgiFrost XL product. The Company is continuing to work on features of the technology that may be used in future products enabling less invasive ablation surgery.
The $14.4 million of IPR&D recognized with the 2006 acquisition of 3F related to the Enable sutureless tissue valve product line. Enable clinical trials have been substantially completed in Europe and European market (i.e., CE mark) approval is anticipated by the end of 2009.

Securities and Exchange Commission
October 20, 2009

Note 5. Private Placements of Common Stock, page F–15
15. Staff Comment: “Please tell us your accounting treatment for the warrants to purchase 2.5 million shares issued to Essex Woodlands Health Ventures in fiscal 2008 and how the warrants were recorded in your financial statements.”
Company Response: The Company determined that the common stock warrants issued in connection with the Essex Woodlands Health Ventures stock sale in December 2008 met all of the requirements for equity accounting treatment and were therefore included with the proceeds of the stock sold and credited to additional paid-in capital. This determination was made by analyzing the warrant agreement for potential liability accounting under paragraphs ASC 815-40-25-7 through 25-35. Specifically, the Company evaluated the following issues and provisions of the underlying warrants:
•	Whether the warrant contract can be settled in unregistered shares.

•	Whether the Company has sufficient authorized and issued shares available to settle the warrant contract after considering all other commitments that may require the issuance of stock during the maximum period the contract could remain outstanding.

•	Whether the warrant contract contains an explicit limit on the number of shares to be delivered in a share settlement.

•	There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the Commission.

•	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

•	Whether the warrant contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the warrant contract also would receive cash in exchange for their shares.

•	There are no provisions in the warrant contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the warrant contract.

•	There is no requirement in the warrant contract to post collateral at any point or for any reason.
Form 8–K Filed on September 14, 2007
16. Staff Comment: “Please revise the auditors’ report in Exhibit 99.1 to specifically state that the audit was conducted in accordance with “generally accepted auditing standards in the United States”.”

Securities and Exchange Commission
October 20, 2009

Company Response: As requested, the Company has engaged Ernst & Young LLP, Montreal, Canada, to revise its report attached as Exhibit 99.1 to the Form 8–K filed by the Company on September 14, 2007 to specifically state that the audit was conducted in accordance with “generally accepted auditing standards in the United States.” The Company will notify the Staff when it has a reasonably certain timeframe for the filing of an amendment to the Form 8-K containing the revised auditors’ report.
*******
Enclosed please find a letter from the Company which provides the three acknowledgements requested from the Company in the Comment Letter.
The Company believes that the responses set forth above are fully responsive to the Commission’s comments but remains available to discuss with you at your earliest convenience any additional questions the Staff may have regarding the Company’s disclosures. Please feel free to call me directly at (612) 340–7802, or, in my absence, Eric Larson at (612) 492–6126.
Sincerely,
/s/ Timothy S. Hearn
Timothy S. Hearn

cc:	Michael D. Dale, Chief Executive Officer, ATS Medical, Inc. Michael R. Kramer, Chief Financial Officer, ATS Medical, Inc. Steve Thimjon, Grant Thornton LLP